                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)/1/





                                 Anacomp, Inc.
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                                (Name of Issuer)



                          Common Stock, $.01 par value
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                         (Title of Class of Securities)



                                   03237E108
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                                 (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               September 4, 2003
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 4 pages

________________
     /1/ The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------------                             ----------------------
CUSIP No.  032371106                     13D/A                      Page 2 of 4
----------------------------                             ----------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lloyd I. Miller, III                               ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)     [  ]

                                                         (b)     [  ]
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3    SEC USE ONLY


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4    _______________
     SOURCE OF FUNDS*

     PF-OO**
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)                                         [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                    7     SOLE VOTING POWER

                          419,356***
                   ------------------------------------------------------------
                    8     SHARED VOTING POWER

 NUMBER OF                238,637***
 SHARES            ------------------------------------------------------------
 BENEFICIALLY       9     SOLE DISPOSITIVE POWER
 OWNED BY
 EACH                     366,726***
 REPORTING         ------------------------------------------------------------
 PERSON             10    SHARED DISPOSITIVE POWER
 WITH
                          291,267***
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     657,993***
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.31%
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14   TYPE OF REPORTING PERSON*

     IN-IA-OO**
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See response to Item 3 in the original Schedule 13D and in this Amendment. ***See response to Item 5(b) in the original Schedule 13D and in this Amendment.
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                                                                    Page 3 of 4


             AMENDMENT NO. 1 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Introduction

     This constitutes Amendment No. 1 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated February 21, 2002 (the "Statement") relating to the Class A Common Stock, par value $.01 per share (the "Shares") of Anacomp, Inc. (the "Company"). The Company has its principal executive offices at 12365 Crosthwaite Circle, Poway, California 92064. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.   Purpose of the Transaction

     The information in Item 4 is hereby amended and restated in its entirety as follows:

     The Shares Miller may be deemed to beneficially own were acquired pursuant to the terms of the Plan on account of a restructuring by the Company whereby the former Note holders became owners of 99.9% of the current outstanding Shares of the Company. Pursuant to the Plan, on January 1, 2002, Miller was designated a member of the Company's board of directors. Miller has ceased to be a member of the Company's board of directors. Miller believes that (a) the common stock of the Company is significantly undervalued, (b) steps taken by the Company to date to enhance stockholder value have been insufficient, and (c) management of the Company must take further immediate steps to enhance stockholder value. Miller has now decided that it would be in his best interest, and those of other stockholders, to attempt to influence the business strategies and operations of the Company.

     Miller believes that the management of the Company is failing to take steps to enhance stockholder value, such as through a stock repurchase plan. Miller believes that available cash should be used to fund a stock repurchase plan.

     Miller is examining all of his options with respect to the possibility of taking actions that he believes will enhance stockholder value. Such actions could include (a) requesting a list of stockholders and information regarding the Company, (b) nominating directors for election, (c) proposing that management strengthen stockholder value by way of a stock repurchase plan by the Company and (d) encouraging, participating in or leading a proxy contest to change the Company's board of directors to individuals who would duly consider and, if appropriate, vote to implement the actions discussed above. Any such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, it should not be assumed that Miller will take any of the foregoing actions.

     Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.   Interest in Securities of the Issuer

     The applicable subparts of Item 5 are hereby amended and restated in their entirety as follows:

     (a) Based upon the Form 10-Q filed by the Company on August 14, 2003, for the quarterly period ended June 30, 2003, 4,034,500 Shares were issued and outstanding. Miller may be deemed to beneficially own 657,993 Shares (16.31% of the outstanding Shares, based on 4,034,500 Shares outstanding). As of the
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                                                                    Page 4 of 4


date hereof, 218,220 of such beneficially owned Shares are owned of record by Trust A-4; 20,417 of such beneficially owned Shares are owned of record by Trust C; 126,347 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 195,932 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 44,447 of such beneficially owned Shares are owned of record by Miller on his own behalf; and 52,630 of such beneficially owned Shares are owned of record by MIL GRAT I(A).

     (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such Shares held of record by the Trust A-4 and Trust C and sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., and Miller on his own behalf. Miller has or may be deemed to have sole voting power for all Shares held of record by MIL GRAT I(A). Miller has or may be deemed to have shared dispositive power for all Shares held of record by MIL GRAT I(A) (see Item 6).

     (c) The table below details the purchases of Shares effected by Miller since the filing of the Statement:


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                                   Trust A-4
                                   ---------

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Date of Transactions    Number of Shares Purchased      Price Per Share
--------------------    --------------------------      ---------------
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      5/23/2003                  123                        $16.00
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      9/4/2003                   50,000                     $16.05

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      9/9/2003                   45,000                     $16.05

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                                Milfam II, L.P.
                                --------------

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Date of Transactions    Number of Shares Purchased      Price Per Share
--------------------    --------------------------      ---------------
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      9/4/2003                   50,000                     $16.05

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      9/9/2003                   45,000                     $16.05

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     (d)     Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 126,347 Shares; Milfam II, L.P. has the right to receive dividends from and proceeds of the sale of 195,932 Shares; Trust A-4 has the right to receive dividends from and proceeds of the sale of 218,200 Shares;
Trust C has the right to receive dividends from and proceeds of the sale of 20,417 Shares; Miller on his own behalf has the right to receive dividends from and proceeds of the sale of 44,447 Shares; and MIL GRAT I(A) has the right to receive dividends from and proceeds of the sale of 52,630 Shares.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 15, 2003

                                     By:   /s/ Lloyd I. Miller, III
                                           -------------------------------------
                                            Lloyd I. Miller, III